UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company (issuer))
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
HAROLD HOFER
(Name of filing persons (offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Common Stock, $0.01 par value

(Title of Class of Securities)
None or Unknown

(CUSIP Number of Class of Securities)
Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee*
$27,825,000	$5,565

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated assuming that 9,275,000 shares of common stock are being purchased at the tender offer price of $3.00 per share.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,565	Filing Party: Strategic Shareholder Liquidity Fund, LLC
Form or Registration No.: File No. 005-85609	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1, 2, 4 and 7
ITEMS 1, 4, 6 and 7
ITEMS 1 and 2
ITEMS 1 and 4
ITEM 7
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.D.1
EX-99.D.2

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 11, 2010 by Strategic Shareholder Liquidity Fund, LLC (the “Purchaser”), Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, L.P., and Harold Hofer.
     The Schedule TO, as amended by this Amendment No. 1, relates to the tender offer by the Purchaser (the “Offer”) to purchase for cash 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (“Dividend Capital”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11 2010 (the “Offer to Purchase”), and related Letter of Transmittal and the instructions thereto, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     This Amendment No. 1 includes only the items in the Schedule TO that are being amended and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. This Amendment No. 1 and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
ITEMS 1, 2, 4 and 7
     Items 1, 2, 4 and 7 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
In Section 4 of the Offer to Purchase, entitled “Acceptance for Payment and Payment for Shares,” the paragraph that reads “Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” Dividend Capital may use this provision to prohibit the transfer of certain Shares to Purchaser” is hereby deleted and replaced in its entirety by the following:
     “Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” Dividend Capital stated in a Schedule 14D-9 filed with the Securities and Exchange Commission on August 20, 2010 that “In connection with the Offer, because of the inconsistency with the federal tender offer rules, Dividend Capital does not intend to enforce Section 6.8.3 of Dividend Capital’s Fifth Articles of Amendment and Restatement.””
ITEMS 1, 4, 6 and 7
     Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
In Section 10 of the Offer to Purchase, entitled “Purpose of the Offer,” the last sentence of that reads “Nevertheless, Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 9,275,000 Shares pursuant to this Offer, may consider future offers” is hereby deleted in its entirety.
ITEMS 1 and 2
     Items 1 and 2 of the Schedule TO are hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
Within the “Summary Term Sheet” of the Offer to Purchase, in the section entitled “What does Dividend Capital Think of the Offer?,” the sentence that reads “Dividend Capital is required to make a recommendation to its stockholders within 10 business days of the earlier of the commencement of the Offer or the date on which Dividend Capital becomes aware of the Offer” is hereby deleted and replaced in its entirety by the following:
     “As required by Rule 14e-2 under the Exchange Act, Dividend Capital filed a Schedule 14D-9 on August 20, 2010 thereby disclosing that it recommends rejection of the Offer. Dividend Capital filed an amendment to its Schedule 14D-9 on August 30, 2010.”
Within the section entitled “Introduction” of the Offer to Purchase, the paragraph that reads “As of the date of this Offer to Purchase, Dividend Capital’s board of directors has not commented on the Offer. Within 10 business days after the date of the filing of this Offer to Purchase and the commencement of the Offer, Dividend Capital is required by Rule 14e-2 under the Exchange Act to publish, send or give to Dividend Capital’s stockholders (and file with the Securities and Exchange Commission (the “Commission”)) a statement that Dividend Capital (i) recommends acceptance or rejection of the Offer, (ii) expresses no opinion and remains neutral toward the Offer or (iii) has no opinion with respect to the Offer. Dividend Capital’s statement must also include the reasons for the position it takes (including describing why, if applicable, it has no opinion with respect to the Offer)” is hereby deleted and replaced in its entirety by the following:
     “As required by Rule 14e-2 under the Exchange Act, Dividend Capital filed a Schedule 14D-9 on August 20, 2010 with the Securities and Exchange Commission (the “Commission”) disclosing that it recommends rejection of the Offer and the reasons for its recommendation. Dividend Capital filed an amendment to its Schedule 14D-9 on August 30, 2010.”
In Section 1 of the Offer to Purchase, entitled “Reasons to Consider Tendering Your Shares,” Subsection (ii) entitled “We believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares” is hereby amended by adding the following paragraph at the end of the Section to become the final paragraph of Subsection (ii):
     “Dividend Capital has redeemed approximately 11,801,000 shares of its common stock for approximately $109,979,000 pursuant to redemptions effected through December 31, 2009 under Dividend Capital’s Share Redemption Program, paying an average redemption price of $9.319 per share. (See 2009 10-K) Further, Dividend Capital stated in the 2009 10-K that, “[i]n aggregate, for the year ended December 31, 2009, [Dividend Capital] redeemed approximately 5.6 million shares of common stock pursuant to the [Dividend Capital’s Share Redemption] Program for approximately $52.5 million,” paying an average redemption price of $9.375 per share.” (See 2009 10-K)”
Section 3 of the Offer to Purchase, entitled “Market Price of Shares” is hereby amended by adding the following paragraph between the second and third paragraphs of Section 3 of the Offer to Purchase to become the third paragraph of Section 3 of the Offer to Purchase:
     “Dividend Capital stated in its Schedule 14D-9 filed with the Commission on August 20, 2010 that its Share Redemption Program, which provides Dividend Capital’s stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the Share Redemption Program, to sell a portion of their Shares at a price in excess of the Offer Price (which redemption price is currently no less than 92.5% of each stockholders’ per Share purchase price but is subject to change in accordance with the terms of the Share Redemption Program), is currently an alternative for its stockholders seeking to obtain liquidity for their Shares. Dividend Capital has redeemed approximately 11,801,000 shares of its common stock for approximately $109,979,000 pursuant to redemptions effected through December 31, 2009 under Dividend Capital’s Share Redemption Program, paying an average redemption price of $9.319 per share. (See 2009 10-K.) Further, Dividend Capital stated in the 2009 10-K that, “[i]n aggregate, for the year ended December 31, 2009, [Dividend Capital] redeemed approximately 5.6 million shares of common stock pursuant to the [Dividend Capital’s Share Redemption] Program for approximately $52.5 million,” paying an average redemption price of $9.375 per share.” (See 2009 10-K) See Section 1 for why we believe that Dividend Capital’s share redemption program provides a very limited opportunity for stockholders to sell their Shares.”
ITEMS 1 and 4
     Items 1 and 4 of the Schedule TO is hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
Section 13 of the Offer to Purchase, entitled “Dividends and Distributions,” is hereby amended by adding the following sentence at the end of the last paragraph of Section 13 of the Offer to Purchase:
     “Any adjustment to the offer consideration due to any dividends or other distributions declared by Dividend Capital with respect to tendered Shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b) of the Exchange Act.”

Within the Summary Term Sheet, the section entitled “What Is The Market Value Of My Shares As Of A Recent Date?,” on page 2 of the Offer to Purchase, the second bullet point is hereby deleted and replaced in its entirety by the following:
     “The Purchaser has formed an opinion on the value of the Shares in connection with setting the Offer Price. The Purchaser arrived at the $3.00 per Share Offer Price by making some assumptions regarding Dividend Capital’s net asset value to form an opinion that each Share had a value of $4.70. In forming its opinion on the net asset value per Share, the Purchaser assumed that the real estate assets purchased by Dividend Capital in 2007 were purchased at prices higher than could be obtained in the current market conditions. This assumption that current market values of Dividend Capital’s real estate assets are lower than the current book value of such real estate assets, let to an opinion that the net asset value of Dividend Capital’s real estate assets is lower than the book value of the real estate assets. In arriving at its opinion, the Purchaser did not obtain any independent appraisal or valuation of Dividend Capital or its properties. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by Purchaser or any of its affiliates as to such fairness. Purchaser’s opinion of value is limited by the methodologies employed by Purchaser to value the Shares and is inherently subjective. Please carefully review Section 1 which explains the Purchaser’s assumptions, rationale, and the applicable limitations in the analysis, for its $3.00 per Share tender offer price.”
ITEM 7
     Item 7 of the Schedule TO is hereby amended and supplemented by the following deemed modifications to the Offer to Purchase:
Section 11 of the Offer to Purchase, entitled “Source of Funds,” is hereby amended by adding the following sentence at the end of the fourth paragraph of Section 11 of the Offer to Purchase:
     “The Purchaser has no alternative financing arrangements or alternative financing plans in the event the financing plans described above fall through.”
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Form of advertisement to be published in Investor’s Business Daily*

(a)(1)(D)	Form W-9*

(b)—(c)	Not Applicable.

(d)(1)	Letter Agreement executed by Strategic Shareholder Liquidity Fund Operator, LLC and Stonerise Capital Management Master Fund, L.P. and acknowledged by Strategic Shareholder Liquidity Fund, LLC.**

(d)(2)	Letter Agreement executed by Opportunity Investment Fund I, LLC and Harold Hofer and acknowledged by Strategic Shareholder Liquidity Fund Operator, LLC.**

(e)-(h)	Not Applicable.

*	Filed as an exhibit to the Schedule TO filed with the Commission on August 11, 2010.

**	Filed herewith.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 13, 2010

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Authorized signatory

STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Its Managing member

STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
By:	/s/ Jeff Cozad
	Name:	Jeff Cozad
	Title:	Authorized signatory

HAROLD HOFER
By:	/s/ Harold Hofer

EXHIBIT INDEX

(d)(1)	Letter Agreement executed by Strategic Shareholder Liquidity Fund Operator, LLC and Stonerise Capital Management Master Fund, L.P. and acknowledged by Strategic Shareholder Liquidity Fund, LLC.

(d)(2)	Letter Agreement executed by Opportunity Investment Fund I, LLC and Harold Hofer and acknowledged by Strategic Shareholder Liquidity Fund Operator, LLC.